Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: August 11, 2004	No. 31/ 04

IAMGOLD Second Quarter Conference Call Has Been Cancelled

IAMGOLD announces that the Conference Call scheduled for 11:00 a.m. EST on August 11, 2004 to discuss its Second Quarter Earnings has been CANCELLED.

A joint and simultaneous market presentation and webcast by executives of IAMGOLD and Gold Fields regarding the combination of IAMGOLD with Gold Fields’ international assets is scheduled for Wednesday, August 11, 2004 at 11.00 am Toronto Time, 17.00 pm South Africa time and 16.00 pm London time.

For those in Toronto who can attend the market presentation in person, it will be held at the Royal York Hotel, Territories Room, 100 Front Street West, Toronto.

The conference call and market presentation will be webcast live onto the Gold Fields and IAMGOLD web pages.

Conference call participants can access and follow the slides to be used for the conference call from the Gold Fields and IAMGOLD web pages.

Gold Fields web site: www.goldfields.co.za

IAMGOLD website: www.iamgold.com

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For further information please contact:

IAMGOLD Corporation:

Tom Atkins
Vice President, Investor Relations
Tel: 416-360-4710 Fax: 416-360-4750 Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.